                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          GT Interactive Software Corp.
                                (Name of Issuer)

                     Common Stock, par value $ 01 per share
                         (Title of Class of Securities)

                                    36236E109
                                 (CUSIP Number)

                                Frederic Garnier
                          Infogrames Entertainment S.A.
                           82-84, rue du 1er mars 1943
                         69628 Villeurbanne cedex France

                              +33 (0) 4 72 65 50 00

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 3, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)

1)   NAME OF REPORTING PERSONS.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Infogrames Entertainment S.A.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP               (a)  [X]

                                                                  (b)  [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     WC


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6) CITIZENSHIP OR PLACE OF ORGANIZATION

  France



NUMBER OF                  7)   SOLE VOTING POWER
SHARES
BENEFICIALLY                       -0-
OWNED BY
EACH
REPORTING                  8)   SHARED VOTING POWER
PERSON WITH
                                   approximately 114,108,485


                           9)   SOLE DISPOSITIVE POWER

                                   -0-


                           10)  SHARED DISPOSITIVE POWER

                                   approximately 114,108,485



11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                approximately 114,108,485

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.9


14) TYPE OF REPORTING PERSON

              CO

1    NAME OF REPORTING PERSONS.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     California U.S. Holdings, Inc.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP               (a)  [X]

                                                                  (b)  [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     AF


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     California



NUMBER OF                  7)   SOLE VOTING POWER
SHARES
BENEFICIALLY                       -0-
OWNED BY
EACH
REPORTING                  8)   SHARED VOTING POWER
PERSON WITH
                                   approximately 114,108,485


                           9)   SOLE DISPOSITIVE POWER

                                   -0-


                           10)   SHARED DISPOSITIVE POWER

                                   approximately 114,108,485



11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           approximately 114,108,485


12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.9


14)  TYPE OF REPORTING PERSON

              CO

1    SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share ("GTIS Common Stock"), of GT Interactive Software Corp., a Delaware corporation ("GTIS"). The principal executive offices of GTIS are located at 417 Fifth Avenue, New York, New York 10016.

 ITEM 1.            IDENTITY AND BACKGROUND.

          (a) - (c), (f). This Statement is being filed by Infogrames Entertainment S.A., a corporation organized under the laws of France ("Infogrames"), and California U.S. Holdings, Inc., a California corporation and wholly owned subsidiary of Infogrames ("Purchaser" and together with Infogrames, the "Filing Persons"). The address for Infogrames is 82-84, rue du 1er mars 1943, 69628 Villeurbanne cedex France. The address for Purchaser is 5300 Stevens Creek Blvd., San Jose, CA 95129. The principal business of Infogrames is the development and distribution of computer software. The principal business of Purchaser is the development and distribution of computer software. Attached as
Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Filing Persons, his or her name, business address, principal occupation or employment, the name and principal business of the organization in which such employment is conducted, and citizenship.

         (d) During the last five years, neither Filing Person nor, to the best knowledge of the Filing Persons, any executive officer or director of either Filing Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, neither Filing Person nor, to the best knowledge of the Filing Persons, any executive officer or director of either Filing Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either Filing Person or any executive officer or director of either Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 6.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Purchaser will be making the purchase using funds loaned to it by Infogrames, its parent company. Infogrames intends to fund these loans from working capital.

 ITEM 7.            PURPOSE OF TRANSACTION.

         On November 15, 1999, Purchaser agreed to acquire from GTIS and certain stockholders of GTIS 63,429,960 shares of GTIS Common Stock, a 5% Convertible Subordinated Note of GTIS in the principal amount of approximately $60.5 million principal amount (the "5% Note"), warrants to purchase 4.5 million shares of GTIS Common Stock and a warrant to purchase 50,000 shares of GTIS Common Stock.


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

         GTIS Purchase Agreement

         On November 15, 1999, Purchaser agreed to acquire from GTIS (a) 28,571,429 shares of GTIS Common Stock for an aggregate purchase price of $50 million and (b) the 5% Note pursuant to that certain Securities Purchase Agreement, dated as of November 15, 1999, among the Filing Persons and GTIS (the "GTIS Purchase Agreement"). The 5% Note is due five years after the Closing (anticipated to be in December 1999) and is convertible into approximately1 32,700,000 shares of GTIS Common Stock at a conversion price of $1.85 per share, subject to adjustment in certain circumstances. On November 15, 1999, at the time of the execution of the GTIS Purchase Agreement and in connection with a $25.0 million Note (the "Short Term Note") evidencing a loan in that amount by Purchaser to GTIS, Purchaser was issued a warrant to purchase 50,000 shares of GTIS Common Stock (the "Purchaser Warrant"). The GTIS Purchase Agreement, the Short Term Note, the Purchaser Warrant and the form of 5% Note are attached hereto as Exhibits 3, 4, 5 and 6 respectively, and are incorporated herein by reference.

         Pursuant to the GTIS Purchase Agreement, the GTIS Board of Directors elected Mr. Bruno Bonnell and Mr. Thomas Schmider as directors of GTIS, effective as of the Closing. In addition, pursuant to the terms of the GTIS Purchase Agreement, GTIS agreed that its Board of Directors would, at the request of Infogrames, prior to the Closing elect another director to be designated by Infogrames effective as of the Closing, provided that the designee were reasonably acceptable to the GTIS Board of Directors. Infogrames has designated Mr. Herve Liagre for election as such director. Pursuant to the GTIS Purchase Agreement, GTIS has agreed to procure the resignation, effective as of the Closing of all current directors of the GTIS other than Mr. Thomas A. Heymann and Mr. Steven A. Denning, effective as of the Closing. GTIS also agreed that, if requested by Infogrames, GTIS would secure the resignations of or remove, effective as of the Closing, any member of the Board of Directors of any subsidiary of GTIS. Purchaser has agreed pursuant to the GTIS Purchase Agreement that following the Closing, it will use its reasonable best efforts to elect directors in compliance with the Certificate of Incorporation of GTIS and rules for inclusion of GTIS Common Stock on the Nasdaq National Market.

         Pursuant to the GTIS Purchase Agreement, GTIS acknowledged that Infogrames and its affiliates engage in the same or similar activities or lines of business as GTIS and have an interest in the same area of business opportunities. GTIS agreed that Infogrames and its affiliates shall have the right to (a) engage in the same or similar business activities or lines of business as GTIS, (b) do business with any client or customer of GTIS and (c) employ or otherwise engage any officer or other employee of GTIS, and neither Infogrames nor any affiliate or their respective officers or directors would be liable to GTIS by reason of any such activities of Infogrames or its affiliates or of such person's participation therein. Further, the GTIS Purchase Agreement provides that in the event that (a) Infogrames or any of its affiliates, or (b) any officer, director or employee of GTIS who is also an officer, director or employee of Infogrames or any affiliate

--------
(1) The 5% Note (as defined in the first paragraph of Item 4) will have a principal amount equal to $60.0 million plus interest accrued to the Closing on
(x) the Short Term Note and (y) the Cayre Notes. Assuming a Closing on December 16, 1999, the 5% Note would have a principal amount of $60,397,442 and would be convertible into 32,647,266 shares of GTIS Common Stock. Assuming a December 17, 1999 Closing, the 5% Note would have a principal amount of $60,400,839 and would be convertible into 32,649,102 shares of GTIS Common Stock.

thereof, acquires knowledge of a potential transaction or matter which may be a business opportunity for both GTIS and Infogrames or any of its affiliates, such business opportunity shall belong only to Infogrames and not to GTIS, and any such officer, director or employee of GTIS shall treat such business opportunity as belonging only to Infogrames and not GTIS, subject to the following sentence. In the case of clause (b) Infogrames shall determine in good faith whether, based on the circumstances under which such person acquired this knowledge, such business opportunity instead was offered to such person solely in his capacity as an officer, director or employee of GTIS ("GTIS Capacity"). For purposes of the foregoing determination, there shall be a presumption that such business opportunity was offered to such person in his capacity as an officer, director or employee of Infogrames or any affiliate thereof. In the event Infogrames determines that it was so offered to such person in his GTIS Capacity, such business opportunity shall belong only to GTIS and not to Infogrames and such officer, director or employee shall treat such business opportunity as belonging only to GTIS and not to Infogrames. With respect to any business opportunity belonging to Infogrames pursuant to the GTIS Purchase Agreement, Infogrames shall decide how to allocate and pursue such business opportunity based on its sole determination of what is in the best interests of Infogrames' stockholders. Infogrames' good faith determination of the allocation of business opportunities pursuant to the GTIS Purchase Agreement shall be conclusive and binding for all purposes.

         Pursuant to the Distribution Agreement to be entered into between Infogrames and GTIS (the "Distribution Agreement"), GTIS will grant Infogrames the exclusive right (for all countries in the European Union, Australia and New Zealand (the "Territory")) to publish, manufacture, market, advertise, promote, publicize, distribute, sell, sublicense or otherwise exploit GTIS products (the "Products"), subject to agreements that GTIS had in place on November 11, 1999. GTIS will further agree not to renew agreements with other parties covering the Territory. The Distribution Agreement will provide for the payment by Infogrames to GTIS of the purchase price or royalties covering Products subject to the Distribution Agreement. A copy of the form of Distribution Agreement is attached as Exhibit 7 hereto and incorporated herein by reference.

         The closing of the transactions contemplated by the GTIS Purchase Agreement (the "Closing") is conditioned upon, among other things, the consummation of the transactions contemplated by the GAP Purchase Agreement (as defined below), the GAP Exchange Agreement (as defined below) and the Cayre Purchase Agreements (as defined below). In addition, the Closing was conditioned upon expiration or early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976. On December 3, 1999, the Federal Trade Commission issued a letter granting such early termination.

         GAP Purchase Agreement

         Concurrently with the Closing, Purchaser will acquire from the GAP Entities (as defined below) outstanding warrants to purchase 4.5 million shares of GTIS Common Stock for an aggregate purchase price of $950.00 (the "GAP Warrants"), pursuant to that certain Equity Purchase and Voting Agreement, dated as of November 15, 1999 (the "GAP Purchase Agreement"), among the Filing Persons and each of the following: General Atlantic

Partners 16, L. P., a Delaware limited partnership, General Atlantic Partners 19, L. P., a Delaware limited partnership, General Atlantic Partners II, L. P., a Delaware limited partnership, General Atlantic Partners 54, L. P., a Delaware limited partnership, GAP Coinvestment Partners, L. P., a New York limited partnership and GAP Coinvestment Partners II, L. P., a Delaware limited partnership (collectively, the "GAP Entities"). The GAP Purchase Agreement and form of GAP Warrants are attached hereto as Exhibits 8 and 9, respectively, and are incorporated herein by reference.

         In addition, pursuant to the GAP Purchase Agreement, the GAP Entities agreed (a) not to sell an aggregate of 7,428,525 shares of GTIS Common Stock and 600,000 shares of Series A Convertible Preferred Stock of GTIS (collectively, the "GAP Voting Shares") prior to Closing, (b) to vote (or issue a consent in respect of) the GAP Voting Shares in favor of the transactions contemplated by the GTIS Purchase Agreement and against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage such transactions, (c) to grant a proxy to Purchaser to vote the GAP Voting Shares on those matters contemplated by clause (b) prior to the Closing, and (d) not to solicit, initiate or knowingly encourage, participate in discussions regarding or enter into an agreement regarding, certain business combination transactions.

         GAP Exchange Agreement

         In addition, pursuant to a securities exchange agreement between the GAP Entities and GTIS, dated as of November 15, 1999 (the "Exchange Agreement"), the GAP Entities have agreed to exchange their 600,000 shares of GTIS Series A Convertible Preferred Stock and their $20.0 million in principal amount of 9% Subordinated Notes of GTIS, due July 29, 2000, for $50.0 million in principal amount of Convertible Subordinated Notes due 2004 to be issued by GTIS (the "Convertible Subordinated Notes"). The Convertible Subordinated Notes are convertible into GTIS Common Stock at a conversion price of $4.00 per share, subject to adjustment in certain circumstances. The Exchange Agreement is attached hereto as Exhibit 10 and is incorporated herein by reference.

         Cayre Purchase Agreements

         In addition, concurrently with the Closing, Purchaser will acquire from the Cayre Group (as defined below) 33,558,531 shares of GTIS Common Stock for an aggregate purchase price of $25.0 million pursuant to those certain Equity Purchase and Voting Agreements, each dated as of November 15, 1999 (the "Cayre Purchase Agreements") among the Filing Persons and Joseph Cayre, Kenneth Cayre, Stanley Cayre and Jack J. Cayre, their children and various associated trusts (collectively, the "Cayre Group"). The Form of Cayre Purchase Agreements and schedule of agreements is attached hereto as Exhibits 11A and is incorporated herein by reference.

         In addition, concurrently with the Closing, pursuant to the Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and Purchaser (the "Cayre Note Purchase Agreement"), Purchaser will acquire from the Cayre Group $10.0 million in aggregate principal amount of 9% Subordinated Notes of GTIS, due

July 29, 2000 (the "Cayre Notes"), for a purchase price equal to such principal amount plus interest accrued thereon through the Closing. The Cayre Note Purchase Agreement is attached hereto as Exhibit 11B and is incorporated herein by reference.



         In addition, pursuant to the Cayre Purchase Agreements, the Cayre Group agreed (1) prior to the Closing (a) not to sell any of their shares of GTIS Common Stock, (b) to vote (or issue a consent in respect of) their shares of GTIS Common Stock in favor of the transactions contemplated by the GTIS Purchase Agreement and against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage such transactions, (c) to grant a proxy to Purchaser to vote their shares of GTIS Common Stock on those matters contemplated by clause (b) prior to the Closing, and (d) not to solicit, initiate or knowingly encourage, participate in discussions regarding or enter into an agreement regarding, certain business combination transactions and (2) to grant Infogrames a proxy, exercisable subsequent to the Closing, to vote any shares of GTIS Common Stock retained by the Cayre Group for the election or removal of directors in the sole discretion of Infogrames.

         The Filing Persons' beneficial ownership of 114,108,485 shares of GTIS Common Stock represents a majority equity position in GTIS.

         The Filing Persons intend to evaluate and consider from time to time whether to engage in any of the following transactions: (a) to acquire additional shares of GTIS Common Stock or other securities of GTIS through open market purchases, privately negotiated transactions, a tender offer, a merger, reorganization or other business combination transaction, or otherwise or (b) to acquire a material amount of assets of GTIS. Any of the foregoing could result
(i) in changes in the capitalization or dividend policy of GTIS, (ii) changes in GTIS' charter or bylaws, (iii) delisting of GTIS Common Stock from the NASDAQ National Market (or other securities market on which GTIS Common Stock is then listed or traded), (iv) termination of registration of GTIS Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (v) other events comparable to those enumerated above. Alternatively, while it is not the Filing Persons' present intention to dispose of the shares of GTIS Common Stock beneficially owned by them, the Filing Persons intend to evaluate and consider from time to time whether to dispose of some or all of such shares, which disposition could be effected through a privately negotiated transaction to third parties, through a public offering upon exercise of the registration rights described in Item 6 below, in a merger or other business combination transaction involving GTIS, or otherwise. Purchaser has agreed pursuant to the GTIS Purchase Agreement that following the Closing, it will use its reasonable best efforts to elect directors in compliance with the Certificate of Incorporation of GTIS and rules for inclusion of GTIS Common Stock on the Nasdaq National Market.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

1 Purchaser is the beneficial owner of 114,108,485 shares of GTIS Common Stock, or 77.9% of the outstanding shares of GTIS Common Stock, which includes 63,429,960 shares of GTIS Common Stock to be acquired by Purchaser pursuant to the GTIS Purchase Agreement and the Cayre Purchase Agreements, 4,500,000 shares of GTIS Common Stock which may be acquired by Purchaser upon exercise of the GAP Warrants, 50,000 shares of GTIS Common Stock which may be acquired upon exercise of the Purchaser Warrant and approximately 32,700,000 shares of GTIS Common Stock which may be acquired by Purchaser upon conversion of the 5% Note.


         Pursuant to the Cayre Purchase Agreements, Infogrames and Purchaser may be deemed to have beneficial ownership with respect to the 1.3 million shares of GTIS Common Stock to be retained by the Cayre Group after the Closing. Other than voting rights conferred by the Cayre Purchase Agreements, Purchaser is not entitled to any rights as a stockholder with respect to such 1.3 million shares.


         As a result of the transactions contemplated by the GAP Purchase Agreement, Purchaser may be deemed to have beneficial ownership with respect to the 7,428,525 shares of GTIS Common Stock held by the GAP Entities and the 6.0 million shares of GTIS Common Stock issuable upon conversion of the Series A Preferred Stock held by the GAP Entities. Other than voting rights conferred by the GAP Purchase Agreement, Purchaser is not entitled to any rights as a stockholder with respect to such shares.

         Infogrames may be deemed to be the beneficial owner of the 114,108,485shares beneficially owned by Purchaser by virtue of its ownership of 100% of the capital stock of Purchaser.

         (b) Other than as set forth in this Schedule 13D, no Filing Person has entered into any transaction with respect to the GTIS Common Stock.

         (c) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (d) Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the GTIS Purchase Agreement, the GAP Purchase Agreement, the Distribution Agreement, the GAP Exchange Agreement and the Cayre Purchase Agreements described above in Item 4, the Filing Persons are parties to a Registration Rights Agreement, dated November 15, 1999 with GTIS (the "Registration Rights Agreement") and the Bank Documents set forth below.

         The Registration Rights Agreement provides that Purchaser can require GTIS to register shares of GTIS Common Stock acquired by Purchaser pursuant to the transactions described in Item 4. Purchaser may require GTIS to effect registration of all or any portion of such shares pursuant to a "demand" registration up to three times unless GTIS is eligible to use Form S-3 (or any successor form) in which case such limit shall not apply. In addition, Purchaser may not request registration more than one time in any six month period. The Registration Rights

Agreement also grants Purchaser certain "piggyback" registration rights. Purchaser will not have the right to request registration if such registration is no longer required by the Securities Act of 1933. A copy of the Registration Rights Agreement is attached hereto as Exhibit 12 and incorporated herein by this reference.

         Bank Documents

         The Right of First Offer Agreement, dated as of November 15, 1999, among Purchaser, First Union National Bank, Fleet Bank, N.A., Bank of America, N.A., European American Bank, National Bank of Canada and The Bank of Nova Scotia (the "First Offer Agreement") provides that in the event any of the parties other than Purchaser (such parties, the "Lenders") proposes to sell certain warrants (or shares issued upon exercise of such warrants (such shares and warrants, the "Subject Securities")) acquired by the Lenders pursuant to that certain Warrant Agreement, dated as of June 29, 1999 among the Lenders and GTIS, then such person must first offer the Subject Securities to Purchaser. If Purchaser elects not to purchase the Subject Securities, the Lender may then sell the Subject Securities to a third party at a price not less than 75% of the price at which the Subject Securities were offered to Purchaser. A copy of the First Offer Agreement is attached hereto as Exhibit 13 and incorporated herein by reference.

         The Second Amended and Restated Security Agreement, dated as of November 15, 1999, among GTIS, Purchaser and the Lenders (the "Security Agreement") provides for the granting of a security interest in collateral consisting of substantially all of the assets of GTIS to the Lenders and Purchaser (as holder of the Short Term Note). The Security Agreement is attached hereto as Exhibit 14 and incorporated herein by reference.

         The Amended and Restated Unconditional Subsidiary Guaranty Agreement, dated as of November 15, 1999, among certain subsidiaries of GTIS, Purchaser and First Union National Bank as administrative agent for the benefit of the Lenders (the "Guaranty Agreement") provides for the payment of certain obligations, including those obligations to Purchaser pursuant to the Short Term Note, by the subsidiaries of GTIS in the event of a failure by GTIS to make payments of such obligations. The Guaranty Agreement is attached hereto as Exhibit 15 and incorporated herein by reference.

             The Second Amended and Restated Pledge Agreement, dated as of November 15, 1999 among GTIS, certain subsidiaries of GTIS, Purchaser and First Union National Bank as administrative agent for the benefit of the Lenders (the "Pledge Agreement") provides for the pledge by GTIS of the stock and/or partnership/LLC interests owned by GTIS in such subsidiaries for the benefit of, among other obligations, the Shot Term Note. The Pledge Agreement is attached hereto as Exhibit 16 and incorporated herein by reference.

 ITEM 6.            MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1 Chart Regarding Executive Officers and Directors of Filing Persons

 Exhibit 2          Joint Filing Agreement between the Filing Persons

 Exhibit 3          Securities Purchase Agreement, dated as of November 15,
                    1999, among

                    GTIS and the Filing Persons

 Exhibit 4 Short Term Note of GTIS in the Principal Amount of $25.0 million

 Exhibit 5 Warrant to Purchase 50,000 shares of GTIS Common Stock, issued to Purchaser

 Exhibit 6          Form of 5% Subordinated Convertible Note of GTIS

 Exhibit 7          Form of Distribution Agreement between Infogrames and GTIS

 Exhibit 8 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities

 Exhibit 9          Form of GAP Warrant

 Exhibit 10 Exchange Agreement, dated as of November 15, 1999, among GTIS and the GAP Entities

 Exhibit 11A Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group and schedule of agreements

 Exhibit 11B Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and Purchaser

 Exhibit 12 Registration Rights Agreement, dated as of November 15, 1999, between Purchaser and GTIS

 Exhibit 13 Right of First Offer Agreement, dated as of November 15, 1999, among Purchaser and the Lenders

 Exhibit 14          Second Amended and Restated Security Agreement, dated as
                    of November 15, 1999 among GTIS, Purchaser and the Lenders

 Exhibit 15          Amended and Restated Unconditional Subsidiary Guaranty
                    Agreement, dated as of November 15, 1999 among certain subsidiaries of GTIS, Purchaser and First Union National Bank as administrative agent for the benefit of the Lenders.

 Exhibit 16 Second Amended and Restated Pledge Agreement, dated as of November 15, 1999 among GTIS, certain subsidiaries of GTIS, Purchaser and First Union National Bank as administrative agent for the benefit of the Lenders.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         December 13, 1999.

                                       INFOGRAMES ENTERTAINMENT S.A.



                                       By /S/BRUNO BONNELL
                                         ------------------------------
                                             Bruno Bonnell
                                             President


                                       CALIFORNIA U.S. HOLDINGS, INC.



                                       By/S/BRUNO BONNELL
                                         ------------------------------
                                             Bruno Bonnell
                                             President